Exhibit 99.1

FOR IMMEDIATE RELEASE

October 18, 2017

Mitsubishi Tanabe Pharma Corporation Completes acquisition of neuroderm

REHOVOT, ISRAEL, October 18, 2017 — NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, announced today the completion of the previously announced acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation (TSE Code: 4508), a publicly traded company on the Tokyo Stock Exchange (“MTPC”). Pursuant to the transaction, which was approved by NeuroDerm's shareholders on September 12, 2017, a wholly-owned subsidiary of MTPC merged with and into NeuroDerm, with NeuroDerm continuing as the surviving corporation and a wholly owned subsidiary of MTPC. As a result of the acquisition, NeuroDerm’s shareholders will be entitled to receive the merger consideration of US$39.00 in cash per ordinary share (without interest and less any applicable withholding taxes). In connection with the closing of the transaction, NeuroDerm’s ordinary shares will cease to be traded on the NASDAQ Global Market as of October 18, 2017.

Shareholders who possess NeuroDerm share certificates or hold their shares in book entry form on the books and records of the NeuroDerm’s transfer agent will receive a letter of transmittal with detailed instructions, along with other forms, from the appointed paying agent, American Stock Transfer & Trust Company, regarding the surrender of their certificates or the transfer of the book entry interests for the merger consideration. For shares held in street name by a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for shareholders and will provide them with any relevant instructions to effect the exchange.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm’s main focus is in Parkinson’s disease, where it has three clinical stage product candidates in development which offer a solution for almost every Parkinson’s disease patient, from moderate to the very severe stage of the disease. The primary product candidates are a line of levodopa and carbidopa (LD/CD) products administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates, ND0612L and ND0612H, are aimed at the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously. NeuroDerm is also designing a patch pump for future use. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Investor Contact:

David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
+212-867-1768